Exhibit 2.4

SETTLEMENT AGREEMENT AND MUTUAL RELEASE

THIS SETTLEMENT AGREEMENT AND MUTUAL RELEASE (this “Agreement”) is executed as of January 12, 2005, by and among BioMarin Pharmaceutical Inc., a Delaware corporation, BioMarin Pediatrics Inc., a Delaware corporation and wholly-owned subsidiary of BioMarin Pharmaceutical Inc., Medicis Pharmaceutical Corporation, a Delaware corporation, and Medicis Pediatrics, Inc., a Delaware corporation (formerly known as Ascent Pediatrics, Inc.) and a wholly-owned subsidiary of Medicis Pharmaceutical Corporation. BioMarin Pharmaceutical Inc. and BioMarin Pediatrics Inc. are collectively referred to as “BioMarin” and Medicis Pharmaceutical Corporation and Medicis Pediatrics, Inc. are collectively referred to as “Medicis.” BioMarin and Medicis are jointly referred to as the “Parties.”

RECITALS

A. On May 18, 2004 (the “Closing Date”), BioMarin and Medicis closed a transaction (the “Transaction”) which is comprised of, among other agreements, an Asset Purchase Agreement dated April 20, 2004 (“Asset Purchase Agreement”), a Securities Purchase Agreement dated May 18, 2004 (“Securities Purchase Agreement”), and a License Agreement dated May 18, 2004 (“License Agreement”).

B. On October 15, 2004, BioMarin filed its Complaint for Securities Fraud, Intentional Misrepresentation, Negligent Misrepresentation and Breach of Contract against Medicis in an action entitled BIOMARIN PHARMACEUTICAL INC. and BIOMARIN PEDIATRICS INC. v. MEDICIS PHARMACEUTICAL CORPORATION and MEDICIS PEDIATRICS INC., United States District Court for the Northern District of California, case no. C 04-4374 CW (the “Complaint”).

C. The Complaint alleges Medicis made various misrepresentations and omissions and concealed material information regarding the Transaction and breached various representations, warranties and covenants contained in the Transaction agreements. Medicis denied, and continues to deny, the allegations contained in the Complaint.

D. On October 19, 2004, BioMarin and Medicis executed a Standstill Agreement and Covenant Not To Sue (the “Standstill Agreement”) whereby BioMarin agreed to voluntarily dismiss the Complaint without prejudice and subject to certain other conditions, and the Parties agreed to establish a “Standstill Period” imposing various conditions during which the Parties could attempt to resolve their disputes.

E. BioMarin and Medicis have now agreed to resolve their differences as described below, thereby avoiding the substantial cost, inconvenience and distraction of legal proceedings.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, and intending to be legally bound hereby, the Parties hereto hereby agree as follows:

1. Amendment to Securities Purchase Agreement: BioMarin and Medicis shall enter into the “Amendment to Securities Purchase Agreement” in the form attached hereto as Exhibit 1 (the “Amendment to Securities Purchase Agreement”), which shall be executed by the Parties concurrently with the execution of this Agreement.

2. Amendment to License Agreement: BioMarin and Medicis shall enter into the “Amendment to License Agreement” in the form attached hereto as Exhibit 2 (the “Amendment to License Agreement”), which shall be executed by the Parties concurrently with the execution of this Agreement.

3. Convertible Promissory Note:

(a) From and after July 1, 2005, Medicis agrees to fund, in one or more installments (each, an “Advance”) as requested by BioMarin, the loan described in the Convertible Promissory Note of even date hereof (the “Note”) attached hereto as Exhibit 3. BioMarin shall give Medicis written notice (each, an “Advance Notice”) requesting each Advance, which shall specify the amount of such Advance and the date that BioMarin desires to receive such Advance as provided in the Note. Upon receipt of any Advance Notice, Medicis shall make the Advance to BioMarin as described in such notice on the date set forth therein in accordance with the terms of the Note and as set forth in this Agreement. Each Advance shall be funded by Medicis making a wire transfer to BioMarin of immediately available funds to a bank account designated by BioMarin. The total of the aggregate principal amount of all Advances shall not exceed Twenty-Five Million Dollars ($25,000,000.00). BioMarin shall execute the Note in connection with and contemporaneous with the first Advance Notice sent to Medicis in accordance with the terms hereof.

(b) If for any reason Medicis does not transfer to BioMarin the requested funds for any Advance as described herein or in the Note (or in any Advance Notice), in addition to any other remedy available to BioMarin, BioMarin’s obligations to make any further payments to Medicis under the Securities Purchase Agreement, as amended by the Amendment to the Securities Purchase Agreement, and the License Agreement, as amended by the Amendment to the License Agreement, shall be suspended on the date scheduled for such Advance as specified in the Advance Notice with respect thereto until the earlier to occur of: (i) the date on which the aggregate amount of payments due to Medicis by BioMarin under the Securities Purchase Agreement or the License Agreement (both as amended herein) for which payment has been suspended equals the amount of Advances requested by BioMarin for which Medicis has failed to transfer funds (and, in such case, the aggregate amount of such payments due to Medicis by BioMarin shall be reduced by the amount of such requested Advances); or (ii) Medicis complies with the obligation to transfer the funds as provided herein. Medicis shall not have any obligation to make any Advance to BioMarin under the Note from and after the earlier to occur of: (y) the date on which the Company (as defined in the Note) enters into a contract or agreement to effectuate a Change in Control (as defined in the Note) of the Company; or (z) the date of consummation of a Change in Control of BioMarin. The aggregate principal amount of all outstanding Advances plus accrued but unpaid interest thereon shall be due and payable upon a Change in Control of the Company.

(c) The principal amount of the Advances under the Note shall be convertible at the option of Medicis into shares of BioMarin Common Stock, $.001 par value per share, at such times and at such prices as specified in the Note. With respect to any shares of Common Stock issued to Medicis upon conversion of the principal amount of any Advance or Advances under the Note (“Note Shares”), BioMarin shall prepare and file (or shall amend), at its sole cost and expense, a registration statement on Form S-3 under the Securities Act of 1933, as amended (the “Securities Act”) covering (or to cover) such Note Shares and shall use its best efforts to cause such registration statement to become effective prior to the Maturity Date (as defined in the Note) as expeditiously as possible and to remain effective until the earlier to occur of (i) the date the Note Shares covered thereby has been sold (but in any event not before the expiration of any longer period required under the Securities Act) or (ii) the date by which all such Note Shares covered thereby may be sold under Rule 144 under the Securities Act without restriction as to volume. The Parties agree that the terms and conditions of Section 4.8 of the Securities Purchase Agreement, as amended by the Amendment to the Securities Purchase Agreement, other than Section 4.8(a), shall apply with respect to such registration statement, provided that any reference therein to “Option Closing Date” shall mean the date of filing such registration statement or amendment thereto, as applicable, with the Securities Exchange Commission.

4. Credit for Returns of Orapred: In each of January 2005, April 2005 and July 2005, Medicis will pay to BioMarin Two Million Dollars ($2,000,000.00) (each a “Return Deposit”) for potential returns of ORAPRED finished goods made on sales in the fourth quarter 2004, first quarter 2005 and second quarter 2005 respectively (each a “Period”). BioMarin shall provide to Medicis within 180 days of the end of each applicable Period (each a “Support Delivery Date”), support for all returns of ORAPRED finished goods accepted during such Period (or accepted within thirty (30) days after such Period for the fourth quarter 2004). Notwithstanding any provision of this Agreement to the contrary, in no event shall Medicis be obligated to reimburse BioMarin for returns of ORAPRED finished goods in excess of the Return Deposit for each of the three Periods. In the event that actual returns of ORAPRED finished goods accepted by BioMarin in a particular Period (or within thirty (30) days after such Period for the fourth quarter 2004), based on the aggregate amount of credit memos issued by BioMarin for such purpose, are less than the Return Deposit, and the amount by which the Return Deposit for such Period exceeds such actual returns shall be immediately returned to Medicis and may not be applied to any other Period (it being understood that returns accepted by BioMarin during the thirty (30) days after the fourth quarter 2004 may be applied to either the fourth quarter 2004 Period or the first quarter 2005 Period, at BioMarin’s option). Each Return Deposit shall be paid to BioMarin by Medicis, by not later than the last Business Day of the month in which such Return Deposit is due (the “Due Date”), by wire transfer of immediately available funds to an account designated by BioMarin, at least 10 Business Days prior to the applicable Due Date. Each reimbursement of any portion of any Return Deposit shall be paid to Medicis by BioMarin, by not later than 10 Business Days after the applicable Support Delivery Date, by wire transfer of immediately available funds to an account designated by Medicis, at least 10 Business Days prior to such date. (As used herein, the term “Business Day” shall mean any day excluding Saturday, Sunday and any day which shall be in the State of New York a legal holiday or a day on which banking institutions are authorized by law to close.) All sums received by BioMarin from Medicis pursuant to this paragraph shall be deemed further adjustments to the “Adjusted Acquired Assets Payment” pursuant to and as described in paragraph 1.3(b) of the Asset Purchase Agreement and adjustments to the “License Payments” pursuant to and as described in the License Agreement.

5. Release of Medicis by BioMarin: BioMarin, for itself, its predecessors, successors and assigns, its affiliates, subsidiaries, related entities, directors, officers, shareholders, partners, agents and employees, and each of them, does hereby release and forever discharges Medicis, its respective predecessors, successors and assigns, its affiliates, subsidiaries, related entities, directors, officers, shareholders, partners, agents, attorneys and employees, and each of them (collectively the “Released Medicis Parties”), of and from any and all claims, demands, damages, debts, liabilities, actions and causes of action of every kind and nature whatsoever, in law or equity, whether now known or unknown, which BioMarin ever had, or now has, against the Released Medicis Parties, arising out of, based upon, in connection with, or relating in any way to, in whole or in part, the Transaction (including without limitation any document provided or statements made in connection therewith), the Complaint and/or any claims stated therein, or the Standstill Agreement.

6. Release of BioMarin by Medicis: Medicis, for itself, its predecessors, successors and assigns, its affiliates, subsidiaries, related entities, directors, officers, shareholders, partners, agents and employees, and each of them, does hereby release and forever discharges BioMarin, its respective predecessors, successors and assigns, its affiliates, subsidiaries, related entities, directors, officers, shareholders, partners, agents, attorneys and employees, and each of them (collectively the “Released BioMarin Parties”), of and from any and all claims, demands, damages, debts, liabilities, actions and causes of action of every kind and nature whatsoever, in law or equity, whether now known or unknown, which Medicis ever had, or now has, against the Released BioMarin Parties, arising out of, based upon, in connection with, or relating in any way to, in whole or in part, the Transaction (including without limitation any document provided or statements made in connection therewith), the Complaint and/or any claims stated therein, or the Standstill Agreement; provided that such release shall not apply to and expressly excludes any amounts due and payable by BioMarin to Medicis pursuant to the Supply Agreement dated as of May 18, 2004, between BioMarin Pediatrics Inc. and Medicis Manufacturing Corporation.

7. Waiver of Civil Code Section 1542: The Parties acknowledge that they have been informed by their attorneys of the provisions of Section 1542 of the Civil Code of the State of California, and, to the extent applicable, the Parties do each hereby expressly waive and relinquish any and all rights and benefits which they had, or may have had, under Section 1542 of the Civil Code of the State of California, or any other federal or state statutory or common law rights or rules similar to Section 1542. Section 1542 provides as follows:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR.”

The Parties each expressly waive and release any right or benefit which they have or may have under Section 1542, or any similar law or rule of any jurisdiction, to the full extent that they may waive all such right and benefits pertaining to the matters released in this Agreement. In connection with such waiver and relinquishment, the Parties acknowledge that they are aware that they may subsequently discover claims presently unknown or unsuspected, or facts in addition to or different from those which they now know or believe to be true with respect to the matters released in this Agreement. Nevertheless, it is the intention of the Parties, through this Agreement, and with the advice of counsel, fully, finally, and forever to settle and release all such matters and all such claims which do now exist, may exist, or previously have existed between the parties. In furtherance of such intention, the releases given by this Agreement shall be and remain in effect as full and complete releases of such matters notwithstanding the discovery or existence of any such additional or different claims or facts relative to such matters.

8. Discovery of Additional Facts and Law: The Parties acknowledge that each of them is aware that they may hereafter discover facts or law different from or in addition to those which they now know or believe to be true in respect to the claims, demands, damages, debts, liabilities, actions or causes of action herein released, and they agree that this release shall be and remain in effect as a complete general release as to the matters released, notwithstanding any such additional facts or law.

9. Continuing Obligations: Notwithstanding anything herein to the contrary, including without limitation the releases and acknowledgements in paragraphs 5 through 8, the Parties acknowledge and agree that nothing herein shall be deemed to release any of the Parties from any of their obligations under the Asset Purchase Agreement, Securities Purchase Agreement (including the representations and warranties as of the Option Closing Date contained in the Securities Purchase Agreement), License Agreement and the Transaction (including any document provided in connection therewith), all as amended by this Agreement and the amendments attached hereto, all of which obligations survive execution of this Agreement in accordance with the terms of the respective agreements.

10. Representation by Counsel: The Parties acknowledge that they have consulted with counsel in connection with this Agreement and all matters covered by it, and that it has been fully advised by such counsel with respect to its rights and obligations under this Agreement.

11. No Assignment: The Parties represent and warrant that they have not heretofore assigned or transferred or purported to transfer or assign to any person, firm, corporation or other entity, any claim, demand, damages, debt, liability, action, or cause of action subject of or released by this Agreement. The Parties hereto agree to indemnify and hold harmless one another against any claim, demand, damages, debt, liability, action, cause of action, cost of expense including attorneys’ fees actually paid or incurred, arising out of or in connection with any such transfer or assignment or purported or claimed transfer or assignment.

12. Binding Effect: This Agreement shall be binding upon and shall inure to the benefit of the respective Parties hereto, their respective legal successors, heirs, administrators and assigns, and each of them.

13. Attorneys’ Fees: Each Party to this Agreement shall bear its own attorneys’ fees and costs incurred in connection with the Complaint, as well as the negotiation and execution of this Agreement. If any legal action or other legal proceeding relating to this Agreement or the enforcement of any provision of this Agreement is brought by one Party against the other Party to this Agreement, the prevailing Party shall be entitled to recover reasonable attorneys’ fees, costs and disbursements (in addition to any other relief to which the prevailing Party may be entitled).

14. Settlement Purpose: This Agreement and each of the attachments hereto are entered into by the Parties for purposes of settlement only without any admission whatsoever as to the validity or lack thereof of the matters alleged in the Complaint and shall not constitute an admission of liability by any Party.

15. Governing Law: This Agreement shall be construed in accordance with, and governed in all respects by, the internal laws of the State of New York (without giving effect to principles of conflicts of laws).

16. Venue/Forum Selection: Any legal action or other legal proceeding relating to this Agreement or the enforcement of any provision of this Agreement may be brought or otherwise commenced in any state or federal court located in New York, New York in the Borough of Manhattan. Each party to this Agreement:

A. expressly and irrevocably consents and submits to the jurisdiction of each state and federal court located in New York, New York in the Borough of Manhattan (and each appellate court located in the State of New York) in connection with any such legal proceeding;

B. agrees that each state and federal court located in New York, New York in the Borough of Manhattan shall be deemed to be a convenient forum; and

C. agrees not to assert (by way of motion, as a defense or otherwise), in any such legal proceeding commenced in any state or federal court located in New York, New York in the Borough of Manhattan, any claim that such party is not subject personally to the jurisdiction of such court, that such legal proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court.

17. Counterparts: This Agreement may be executed in two or more counterparts, including facsimile counterparts, each of which will be an original, and all of which shall constitute one and the same Agreement, which shall be binding and effective on all Parties.

18. Construction. The Parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

19. Entire Understanding: This Agreement (including the Exhibits attached hereto) sets forth the entire understanding of the Parties in connection with the subject matter hereof. None of the Parties hereto has made any statement, representation, or warranty in connection herewith which has been relied upon by any other Party hereto or which has been an inducement for any Party to enter into this Agreement, except as expressly set forth herein. It is expressly understood and agreed that this Agreement may not be altered, amended, modified, or otherwise changed in any respect whatsoever except by a writing duly executed by authorized representatives of the Parties hereto. The Parties agree that they will make no claim at any time that this Agreement has been altered or modified or otherwise changed by oral communication of any kind or character.

20. Warranty of Authority: Each person signing this Agreement on behalf of an entity warrants that he or she has authority to bind said entity by signing this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their duly authorized representatives as of the day and year first above written.

MEDICIS PEDIATRICS, INC.		BIOMARIN PEDIATRICS INC.

By:	/s/ Mark A Prygocki, Sr.	By:	/s/ G. Eric Davis
Its:	Chief Financial Officer/Sec./Treasurer	Its:	Vice President

MEDICIS PHARMACEUTICAL CORPORATION		BIOMARIN PHARMACEUTICAL INC.

By:	/s/ Mark A Prygocki, Sr.	By:	/s/ Jeffrey H. Cooper
Its:	Executive Vice President, Chief Financial Officer	Its:	Vice President, Controller/ Chief Financial Officer

[Settlement Agreement and Mutual Release Signature Page]